BRF´s net income expands by 117.5% to R$ 624 million in 3Q14

Earnings show EBITDA increased by 61.3% on an annual comparison and a continued deleverage

São Paulo, October 30, 2014 – BRF ended the third quarter of 2014 with net income of R$ 624 million, an increase of 117.5% over 3Q13. EBITDA amounted to R$ 1.2 billion, rising by 61.3% over the same quarter of last year. This performance arose from the management techniques and processes that have been implemented over the last year and highlight the consistency of the Company´s results which have been growing at a fast pace.

The consolidated Net Operating Revenues (NOR) came to R$8.0 billion in 3Q14, an increase of 5.3% compared to the same period of 2013, driven mainly by the Brazilian operations. The initiatives adopted in the Brazilian market are beginning to show positive results, such as the go-to-market project (GTM) that contributed to raise volumes in this market by 5.2% over 3Q13. There was also a solid performance on the international market with an increase of 3.8% in the NOR, which came to R$ 3.4 billion, over the same period of last year.

The sales performance and better operating conditions led to a fall in the Company´s net debt/ EBITDA ratio, which declined from 1.51 times to 1.40 times on a quarterly comparison and from 2.29 times in 3Q13.

The quarter was also marked by the signing of a binding memorandum of understanding with Parmalat S.p.A., a company belonging to Groupe Lactalis, establishing the terms and conditions for the sale of the dairy business. The deal is awaiting the approval by the Brazilian antitrust authority, known as the CADE. This operation, combined with the sale of two beef slaughtering plants to Minerva, was carried out in line with the Company´s strategy of divesting assets that are not part of its core business.

In 3Q14, the Company´s Board of Directors also approved the appointment of Pedro Faria as Global CEO, with effect from January 2, 2015. Pedro has dedicated his efforts during the transition of the command, with the support of the Board of Directors, the current Global CEO, Claudio Galeazzi, and the executive management.

BRAZIL

The NOR from Brazilian operations came to R$ 3.5 billion, 8.0% higher than the same period of last year, driven by the growth in volumes and the good performance of the small retail shops. The conclusion of the processes of sales force consolidation in the small retail shops (initial stage of the go-to-market) and the simplification process through cuts in the stock keeping units (SKU), as well as the improvement in our service level, are beginning to pay off. BRF has already registered an increase in the number of sales points reached, along with a greater cross-selling between the brands.

EBIT from Brazilian activities came to R$383 million, an increase of 39.2% over 3Q13, and the margin rose by 2.5 b.p on the same comparison base, to 11.1% in 3Q14 over 8.6% in the same period of last year. The Company also maintained its outstanding lead in terms of market share in the Processed Meat (51.1%), Frozen (58.7%), Pizza (50.8%) and Margarine (58.8%) categories.

INTERNATIONAL MARKET

The meat segment was marked by higher prices in the quarter. In this context, the Company´s strategies of optimizing volumes and focusing on the profitability of the markets continued to pay off. There was a structural improvement in operational results. It is worth mentioning that we only started benefiting from the opening of the Russian market in September, as prior to that our plants were banned from exporting to that country.

The NOR from International operations came to R$3.4 billion and were 3.8% higher than in 3Q13. EBIT from International activities amounted to R$413 million and was 221.7% higher than the same period of last year, with a margin of 12.2% compared with 4.0% in 3Q13.

DAIRY

The NOR from Dairy products in 3Q14 registered R$ 767 million, a rise of 0.9% in the year, and were boosted by an increase in the average price of 9.0% over the same period of last year. The volume declined by 7.5% in the period, due to the Company´s strategy of focusing on the profitability of the sales mix. A quarterly comparison shows that net revenues rose by 9.2%, thanks to an expansion of 7.2% in volume. EBIT from Dairy operations was R$ 68 million, 98.9% higher than in 3Q13, with a margin of 8.9% that exceeded the margin of 4.5% registered in the same period. This result was affected by the lower costs of milk collection, improved efficiency and greater dilution of expenses.

FOOD SERVICES

The NOR from Food Services came to R$389 million in 3Q14 and were 3.9% higher on an annual comparison. The movement benefited from the increase of 3.0% in volumes, particularly in the elaborated/processed categories. A quarterly comparison shows that the NOR rose by 1.4%, as a result of an expansion of 3.9% in the volume. Food Services registered EBIT of R$38 million, an increase of 43.0% over the same period of 2013, with a margin of 9.9% compared with 7.2% in 3Q13. The lower grain costs, greater operating efficiency and growth in the dilution of expenses on an annual comparison were contributory factors to the positive result.